Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-195697

October 24, 2016

WELLS FARGO & COMPANY

$2,000,000,000 Floating Rate Notes Due October 31, 2023

Issuer:	Wells Fargo & Company (“Wells Fargo”)

Title of Securities	Floating Rate Notes Due October 31, 2023

Note Type:	Senior unsecured

Trade Date:	October 24, 2016

Settlement Date (T+5):	October 31, 2016

Maturity Date:	October 31, 2023

Aggregate Principal Amount Offered:	$2,000,000,000

Price to Public (Issue Price):	100.00%, plus accrued interest, if any, from October 31, 2016

Underwriting Discount (Gross Spread):	0.40%

All-in Price (Net of Underwriting Discount):	99.60%, plus accrued interest, if any, from October 31, 2016

Net Proceeds:	$1,992,000,000

Interest Rate:	Base Rate of LIBOR plus 1.23%

Interest Payment Dates:	January 31, April 30, July 31 and October 31, commencing January 31, 2017, and at maturity

Interest Reset Dates:	January 31, April 30, July 31 and October 31, commencing January 31, 2017

Designated LIBOR Page:	Page LIBOR01 as displayed on Reuters or any successor service (or such other page as may replace Page LIBOR01 on that service or successor service)

Index Maturity:	Three months

Interest Reset Period:	Quarterly

Initial Interest Rate:	LIBOR plus 1.23%, determined two London banking days prior to October 31, 2016

Benchmark:	Three-month LIBOR

Spread to Benchmark:	+123 basis points

Redemption:	At its option, Wells Fargo may redeem the notes, in whole, but not in part, on October 31, 2022, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

CUSIP:	949746SJ1

Listing:	None

Sole Bookrunning Manager:	Wells Fargo Securities, LLC

Co-Managers:	CIBC World Markets Corp.
Desjardins Securities Inc.
The Huntington Investment Company

Desjardins Securities Inc. is not a U.S. registered broker-dealer, and, therefore, will not affect any offers or sales of any Notes in the United States or will do so only through one or more registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Junior Co-Managers:	Blaylock Beal Van, LLC
CastleOak Securities, L.P.
Drexel Hamilton, LLC
Loop Capital Markets LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or e-mailing wfscustomerservice@wellsfargo.com.

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